NEWS RELEASE

YAMANA ANNOUNCES POSITIVE METALLURGICAL RESULTS FOR AMELIA INES/MAGDALENA
RESOURCES AND HIGH-GRADE UNDERGROUND TARGET
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Toronto, Ontario, March 14, 2007 - YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE (AIM): YAU) is very pleased to announce continuing positive testwork results from both the Amelia Ines/Magdalena resources and the high-grade Quebrada del Diablo (QDD) Lower West underground target area at Yamana’s wholly owned Gualcamayo Project in San Juan Province, Argentina.

The testwork consisted of 37 bottle roll tests conducted on crushed diamond drill core from the 2006 drill program. The tests were completed at the Instituto de Investigaciones Mineras located at the University of San Juan, following the test work procedures and protocols defined by Yamana.

Amelia Ines/Magdalena

The Amelia Ines/Magdalena resources are located some 800 m to 1.2 km to the west of the planned QDD open-pits. Drilling is on-going to convert the inferred resources to measured and indicated resources, and concurrent with that, Yamana is completing geotechnical drilling and on-going metallurgical testwork all leading to the completion of a feasibility study expected in the third quarter of 2007. This feasibility will be in addition to the main QDD open-pit feasibility study expected in the second quarter of 2007.

As part of the metallurgical test program, Yamana completed 21 bottle roll tests on several recent drill holes from this part of the deposit. Results were as follows:

Number of Tests	21
Average Head Grade (g/t Au)	3.44
Average Recovery	73.6%
Cyanide Consumption (kg/t)	0.488
Lime Consumption (kg/t)	3.09

QDD Lower West Target

This target was first intercepted in mid 2006. Since then, several drill holes have intercepted what appears to be a thick high-grade zone of mineralization.

Samples from several of the recent holes were sent to be bottle roll tested as part of developing a continuous data base for this zone ahead of a planned Preliminary Economic Evaluation (PEE) expected later in 2007, and a subsequent feasibility in early 2008.

Results for this zone were as follows:

Number of Tests	16
Average Head Grade (g/t Au)	3.41
Average Recovery	81.1%
Cyanide Consumption (kg/t)	0.227
Lime Consumption (kg/t)	0.853

It should be noted that the above results contain one sample of zero oxidation which gave a low recovery of 12%. Excluding this, the average recovery would be 85.7%. This is important as the majority of the zone drilled to date is oxidized.

Commenting on the above, Mr. Peter Marrone, President and CEO of Yamana, stated:

“These results are extremely encouraging for both zones. We are completing column leach tests for the Amelia Ines/Magdalena zone at present and we expect both it and the QDD Lower West underground zone will be a significant addition to the overall Gualcamayo production profile.

We will complete our exploration adit in May of this year and expect to have significant underground drilling and geotechnical work completed in the third or fourth quarter of 2007 as part of the PEE. Our work to date leads us to believe that we have a large bulk mining target with several multi-metre zones in the 4-6 g/t Au range. It is still open down dip and on strike and the metallurgical testwork results to date indicate that the ore will be amenable to either heap leaching or milling”.

Internal targets based on available information are that Amelia Ines/Magdalena could produce starting in Year 2 for five to six years. Based on the metallurgical tests and potential size of the QDD Lower West underground zone, and assuming additional exploration and infill drilling confirm the size of this zone, the QDD Lower West zone could add production starting sometime in Year 3 for at least six years. Further updates to the feasibility study for these zones will determine the actual production levels.

The potential of these other zones gives further support of an operation with production of over 200,000 ounces per year for at least ten years.

With the QDD feasibility study completed in the second quarter of 2007, the Amelia Ines/Magdalena feasibility study in the third quarter of 2007 and the PEE for the QDD Lower West zone in the fourth quarter of 2007, the life of mine production profile for the Gualcamayo Project will be well established.

Qualified Person

The information contained in this News Release was reviewed and validated by Jorge Palmes, the designated Qualified Person as defined by National Instrument 43-101.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana is producing gold at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

For maps referencing the Amelia-Magdalena zone and the Lower West zone please visit Yamana’s website at: http://www.yamana.com/Operations/Development/DevelopmentArgentina/default.aspx

For further information:

Yamana Gold Inc.	Yamana Gold Inc.

Yamana Gold Inc. Peter Marrone President & Chief Executive Officer (416) 815-0220 Email: investor@yamana.com Website: www.yamana.com	Yamana Gold Inc. Ashleigh Meyer (416) 815-0220 Email: investor@yamana.com Website: www.yamana.com

FORWARD-LOOKING STATEMENTS:

This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and "forward-looking information" under applicable Canadian securities laws. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include possible variations in ore grade or recovery rates, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.